UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Spōk Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

84863T106

(CUSIP Number)

TODD STEIN

Braeside Investments, LLC

5430 LBJ Freeway, Suite 1555

Dallas, Texas 75240

(214) 276-9001

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84863T106

1	NAME OF REPORTING PERSON

BRAESIDE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		573,377
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

573,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

573,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 84863T106

1	NAME OF REPORTING PERSON

BRAESIDE CAPITAL II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		447,594
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

447,594
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

447,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 84863T106

1	NAME OF REPORTING PERSON

BRAESIDE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,020,971
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,020,971
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,020,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

OO, IA

4

CUSIP NO. 84863T106

1	NAME OF REPORTING PERSON

STEVEN MCINTYRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,020,971
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,020,971
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,020,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP NO. 84863T106

1	NAME OF REPORTING PERSON

TODD STEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,020,971
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,020,971
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,020,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP NO. 84863T106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 11, 2018, Braeside Investments entered into a Nomination, Support and Standstill Agreement with the Issuer (the “Nomination Agreement”). The Nomination Agreement provides, among other things, that Mr. Todd Stein will be nominated as a candidate for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2018 and 2019 annual meetings of stockholders.

Under the terms of the Nomination Agreement, the Reporting Persons have agreed to maintain a beneficial ownership of at least 950,873 Shares (the “Minimum Ownership Threshold”), constituting approximately 4.75% of the Issuer’s currently outstanding Shares, during the Support Period (as defined below); provided that if the Reporting Persons receive redemption notices from their investors that would cause the Reporting Persons to fall below the Minimum Ownership Threshold, the Reporting Persons have agreed to offer to sell such Shares to the Issuer at a price equal to the daily volumetric weighted average closing price per Share on the twenty trading days prior thereto. Mr. Stein has agreed to offer his resignation to the Board if the Reporting Persons fall below the Minimum Ownership Threshold.

The Reporting Persons have agreed to certain customary “standstill” provisions for the duration of the “Support Period”, which is defined in the Nomination Agreement as the period commencing on the date of the Nomination Agreement and ending thirty calendar days prior to the expiration of the advance notice period for the submission by stockholders of director nominations for consideration at the Issuer’s 2020 annual meeting of stockholders (as set forth in the advance notice provisions of the Issuer’s Bylaws). During the Support Period, the Reporting Persons have also agreed not to acquire more than 19.99% of the Issuer’s outstanding Shares, subject to certain exceptions.

In addition, pursuant to the Nomination Agreement, the Reporting Persons have agreed to certain voting agreements, including that at each annual and special meeting of stockholders held prior to the expiration of the Support Period, the Reporting Persons will cause all Shares beneficially owned by the Reporting Persons to be counted as present for purposes of establishing a quorum and to be voted in favor of (i) each of the directors nominated by the Board and recommended by the Board in the election of directors (and not in favor of any other nominees to serve on the Board), (ii) the ratification of the appointment of the Issuer’s independent registered public accounting firm, and (iii) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal and equity compensation plans and any amendments thereto.

In the event Mr. Stein is unable to serve out a term as a director on the Board for personal or health reasons, the Reporting Persons may propose that Mr. Steven McIntyre be appointed to serve as his successor and if the Issuer does not appoint Mr. McIntyre promptly, the Nomination Agreement shall automatically terminate. The voting and standstill provisions in the Nomination Agreement, among others, will automatically terminate prior to the expiration of the Support Period in the event the Issuer enters into certain transactions that will result in a Change in Control (as defined in the Nomination Agreement) or a person becomes the beneficial owner of more than 50% of the Issuer’s outstanding Shares.

7

CUSIP NO. 84863T106

The foregoing description of the Nomination Agreement is qualified in its entirely by reference to the full text of the Nomination Agreement, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 11, 2018, Braeside Investments entered into the Nomination Agreement with the Issuer, as further described in Item 4, which Item 4 is hereby incorporated by reference.

In connection with the Nomination Agreement, on April 11, 2018, Braeside Investments entered into a customary non-disclosure agreement with the Issuer, which will permit the Reporting Persons to receive certain material, non-public information from time to time from the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Nomination, Support and Standstill Agreement dated as of April 11, 2018 by and between Spōk Holdings, Inc. and Braeside Investments, LLC.

8

CUSIP NO. 84863T106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018

BRAESIDE CAPITAL, L.P.

By:	/s/ Steven McIntyre
	Name:	Steven McIntyre
	Title:	Chief Investment Officer

BRAESIDE CAPITAL II, L.P.

By:	/s/ Steven McIntyre
	Name:	Steven McIntyre
	Title:	Chief Investment Officer

BRAESIDE INVESTMENTS, LLC

By:	/s/ Steven McIntyre
	Name:	Steven McIntyre
	Title:	Manager

/s/ Steven McIntyre
STEVEN MCINTYRE

/s/ Todd Stein
TODD STEIN

9